EXHIBIT 99.1

FOR IMMEDIATE RELEASE Alterrus begins construction and installation of North America’s first vertical urban farm in downtown Vancouver

VANCOUVER, CANADA, August 22, 2012 - Alterrus Systems Inc. (CNSX: ASI & OTCQB: ASIUF) today announced it will begin building North America’s first VertiCrop urban farming system on the top level of a downtown Vancouver parking lot.

Alterrus’s VertiCrop vertical-farming technology uses hydroponic technology to grow leafy green vegetables and herbs in a greenhouse, without pesticides or herbicides. Its produce will be transported directly to local Vancouver markets, significantly reducing its carbon footprint.

The produce, to be sold under the Local Garden brand, will be available in Vancouver in October.

“The VertiCrop technology represents a radical shift in sustainable food production,” said Christopher Ng, Alterrus CEO. “Current food-production methods are ineffective in dealing with the challenges of growing populations and decreasing amounts of farmland. VertiCrop’s high-density urban farming is an effective way to grow nutritious food using fewer land and water resources than traditional field-farming methods.”

The produce will be packaged on site and can be delivered to markets in the city the same day as harvest. “The smaller carbon footprint involved is a critical point,” said Mr. Ng. “Food production represents one of the world’s largest sources of unwanted gas emissions.”

Alterrus expects the VertiCrop facility to produce more than 150,000 pounds annually.

The facility will be 5,700 square feet, with 4,000 square feet devoted to growing the produce in trays, stacked 12 high and circulating on conveyer belts. The remaining 1,700 square feet will be used for picking and packaging. It will use less than 10 per cent of the water required for traditional field agriculture, while producing significantly higher yields compared to field-farmed produce. All of the excess water used will be recycled.

Alterrus’s urban farm will operate year round. Its controlled growing environment shelters its produce from contamination, natural disasters and irregular weather patterns that are challenges for growers of traditional field produce.

“That reliability offers benefits to the retailer and consumer,” said Mr. Ng. “This nutritious produce can be grown and delivered to our customers any time throughout the year.”

For more information visit: www.alterrus.ca

Alterrus Systems Inc.
120 Columbia St.
Vancouver, BC
Canada  V6A 3Z8

alterrus.ca

About Alterrus Systems Inc. Alterrus is a publicly traded company (CNSX: ASI & OTCQB: ASIUF) headquartered in Vancouver, Canada. It is a world leader in the development, manufacturing, operation and integration of commercial VertiCrop technology for global markets. Alterrus has created a sustainable vertical growing system that grows fresh, nutritious, leafy green vegetables in urban environments where they are to be consumed. Using a fraction of the resources needed for traditional field agriculture, Alterrus generates substantially higher yields than conventional farming and was selected by TIME MAGAZINE as one of the best inventions of 2009.

Safe Harbor for Forward Looking Statements: This press release contains forward-looking information, in that it describes events and conditions which Alterrus Systems Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and estimates. Forward-looking statements include information that does not relate strictly to historical or current facts. When used in this document, the words "seeks", "anticipate", "believe", estimate", "expect", "forecast", "intent", "may", "project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company disclaims any obligation to update any forward-looking statements.

Media Contact: Ann Gibbon
Email: ann@junxionstrategy.com
Phone: 604 263 0634 or 778 999 0064

Corporate Contact: John N. Hamilton
Email: jhamilton@alterrus.ca
Phone: 604 837- 2697

The CNSX has neither approved nor disapproved the contents of this press release. The CNSX does not accept responsibility for the adequacy or accuracy of this release.

Alterrus Systems Inc.
120 Columbia St.
Vancouver, BC
Canada  V6A 3Z8

alterrus.ca